Vasogen Inc.

NOTICE OF 2008
ANNUAL AND
SPECIAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT
PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the “Meeting”) of shareholders of Vasogen Inc. (the “Company”) will be held at MaRS Discovery District, South Tower, 101 College Street, Toronto, Ontario, on Tuesday, March 25, 2008, at 4:30 p.m. (Toronto time) for the following purposes:

1.	to receive the 2007 Annual Report of the Company, containing the audited financial statements of the Company for the financial year ended November 30, 2007, and the auditor’s report thereon;

2.	to elect seven directors;

3.	to reappoint the auditor and to authorize the directors to fix the auditor’s remuneration;

4.	to consider and, if deemed advisable, to approve, with or without variation, the Amended and Restated 2003 Employee Stock Option Plan, attached as Schedule “A” to the accompanying Management Proxy Circular and incorporated herein by reference, to set the number of common shares issuable thereunder at 12.0% of the issued and outstanding Common Shares of the Company;

5.	to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule “B” to the accompanying Management Proxy Circular and incorporated herein by reference, approving an amendment of the Director Stock Option Plan 2003 to increase the number of common shares issuable thereunder;

6.	to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule “C” to the accompanying Management Proxy Circular and incorporated herein by reference, approving the amendment of the Directors’ Deferred Share Unit and Stock Plan of the Company to increase the number of common shares issuable thereunder; and

7.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular that accompanies and forms part of this Notice.

DATED at Toronto, Ontario, February 15, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

Graham Neil
Chief Financial Officer

Notes:

1.	A Management Proxy Circular and Proxy accompany this Notice of Meeting. Registered shareholders who are unable to be present at the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date, and return same in accordance with the instructions set out in the Proxy and the Management Proxy Circular.

2.	As provided in the Canada Business Corporations Act, the directors have fixed a record date of January 25, 2008. Accordingly, shareholders registered on the books of the Company at the close of business on January 25, 2008, are entitled to notice of the Meeting.

3.	Persons who are registered as shareholders on the books of the Company at the close of business on January 25, 2008, are entitled to vote at the Meeting.

4.	If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

MANAGEMENT PROXY CIRCULAR

   MANAGEMENT PROXY CIRCULAR

MANAGEMENT PROXY CIRCULAR OF VASOGEN INC.

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 25, 2008

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF VASOGEN INC. (THE “COMPANY”) for use at the annual and special meeting of the shareholders of the Company (the “Meeting”) to be held at the MaRS Discovery District South Tower, 101 College Street, Toronto, Ontario M5G 1L7, commencing at 4:30 p.m. (Toronto time) on Tuesday, March 25, 2008, for the purposes set out in the accompanying Notice of Meeting and at any adjournment(s) thereof. Registered shareholders who are unable to be present at the Meeting in person are requested to complete, sign, date, and return the accompanying form of proxy to the Chief Financial Officer of the Company, c/o CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1. Attention: Proxy Department, in time for use at the Meeting. The addressed envelope that accompanies this Management Proxy Circular may be used for such purpose. It is expected that this solicitation will be primarily by mail; however, officers, directors, and employees of the Company may also solicit proxies by telephone, by facsimile, or in person. The cost of solicitation by Management will be nominal and will be borne by the Company.

The persons named in the accompanying form of proxy are officers and/or directors of the Company and shall represent Management at the Meeting. A shareholder desiring to appoint some other person (who need not be a shareholder of the Company) to represent the shareholder at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy and delivering the completed form of proxy addressed to either (a) the Secretary of the Company, c/o CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1. Attention: Proxy Department, before 5:00 p.m., two business days preceding the day of the Meeting or any adjournment(s) thereof or (b) the Chairman or the Secretary of the Meeting, prior to the beginning of the Meeting or any adjournment(s) thereof.

The persons named in the accompanying form of proxy will vote for or against or withhold from voting the shares in respect of which they are appointed proxy holder on any ballot that may be called for in accordance with the instructions of the shareholder executing the proxy. In the absence of such instructions, such shares will be voted (i) for the election of the directors named in this Management Proxy Circular; (ii) for the reappointment of KPMG LLP, Chartered Accountants, as the auditor of the Company and to authorize the directors to fix the auditor’s remuneration; (iii) approving the amended and restated 2003 Employee Stock Option Plan (the “2003 Plan”) to provide that the number of common shares issuable thereunder will be based on a fixed percentage of the total number of common shares issued and outstanding from time to time; (iv) for the resolution set forth in Schedule “B” to this Management Proxy Circular approving the amendments to the Director Stock Option Plan 2003 to increase the number of common shares issuable thereunder; and (v) for the resolution set forth in Schedule “C” to this Management Proxy Circular approving the amendments to the Directors’ Deferred Share Unit and Stock Plan (the “DSU Plan”) to increase the number of common shares issuable thereunder. All resolutions proposed for consideration at the Meeting require a simple majority of votes cast at the Meeting for approval.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and to other matters that may properly come before the Meeting. At the time of the printing of this Management Proxy Circular, Management knows of no such amendments, variations, or other matters to come before the Meeting other than the matters identified in the accompanying Notice of Meeting. If, however, amendments or other matters properly come before the Meeting, the persons designated in the accompanying form of proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority confirmed by such proxy with respect to such matters.

A proxy may be revoked by a shareholder by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by an officer or attorney thereof, authorized in writing), with either (a) the Secretary of the Company at the registered office of the Company at

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2505 Meadowvale Boulevard, Mississauga, L5N 5S2, before 5:00 p.m., on the last business day preceding the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used or (b) the Chairman or the Secretary of the Meeting, prior to the beginning of the Meeting or any adjournment(s) thereof. A proxy may also be revoked in any other manner permitted by law.

VOTING BY BENEFICIAL SHAREHOLDERS

The information set forth in this section is important to the shareholders of the Company who do not hold their common shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Company. Such shares will most likely be registered in the name of the broker or an agent of the broker. Such shares can only be voted by brokers, agents, or nominees (“Intermediaries”) and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent, or nominee with this Management Proxy Circular and ensure that they communicate how they would like their shares voted in accordance with those instructions.

Most brokers delegate responsibility for obtaining voting instructions from clients to a service company (a “Service Company”). The Service Company typically supplies voting instruction forms, mails those forms to Beneficial Shareholders, and asks those Beneficial Shareholders to return the forms to the Service Company or to follow the alternative voting procedures detailed on the voting instruction form. The Service Company then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares at the Meeting. A Beneficial Shareholder receiving a voting instruction form from the Service Company cannot use that form to vote shares directly at the Meeting. Instead, the Beneficial Shareholder must return the voting instruction form to the Service Company or follow the alternative voting procedures, as mentioned above, well in advance of the Meeting in order to ensure that such shares are voted. Alternatively, a Beneficial Shareholder may be given a proxy that has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Shareholder when submitting the proxy. In this case, the Beneficial Shareholder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under “Solicitation of Proxies”.

In either case, the purpose of these procedures is to permit Beneficial Shareholders to direct the voting of the common shares of the Company, which they beneficially own. A Beneficial Shareholder who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on behalf of the Beneficial Shareholder) should print the Beneficial Shareholder’s (or such other person’s) name in the blank space provided for that purpose in the first paragraph of the proxy form or, in the case of a voting instruction form, follow the corresponding instructions on that form. In either case, Beneficial Shareholders should carefully follow the instructions of their Intermediary and its service company, as applicable.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at January 25, 2008, there were issued and outstanding 22,391,386 common shares without nominal or par value, each carrying the right to one vote per share. To the knowledge of the directors and officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding common shares of the Company. Each holder of issued and outstanding common shares of record as of the close of business on January 25, 2008 (the “record date”) will be given notice of the Meeting and will be entitled to vote at the Meeting, in person or by proxy, the number of shares held by such holder on the record date.

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Unless otherwise indicated, all references in this document to common share numbers have, where necessary, been adjusted to reflect the share consolidation approved by the shareholders on April 3, 2007 and effected on April 17, 2007, which resulted in one post-consolidated common share for every ten pre-consolidated common shares.

PARTICULARS OF MATTERS TO BE ACTED ON

1.	Election of Directors

The Articles of the Company provide that the Board of Directors of the Company shall consist of a minimum of three and a maximum of eleven directors. The Board of Directors has fixed at seven the number of directors to be elected at the Meeting. Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the seven nominees whose names are set forth below.

All of the nominees (except for Mr. Thomas Clarke) are now members of the Board of Directors of the Company and have been since the dates indicated. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee, if any, at their discretion, unless the shareholder has specified in the form of proxy that such shareholder’s shares are to be withheld from voting on the election of directors. Mr. Benoit La Salle and Dr. Ronald Cresswell, currently directors of the Company, have each advised the Company that they are retiring from the Board of Directors effective upon the election of the directors of the Company at the March 25, 2008 Annual and Special Meeting of Shareholders.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, their place of residence, and all other positions and offices with the Company now held by them, their principal occupations or employments and abbreviated biographies, other public company boards on which they serve, their periods of service as directors of the Company, the approximate number of shares of the Company beneficially owned or over which control or direction is exercised by each of them as at February 5, 2008, and their attendance record at Vasogen Board of Directors’ meetings during the fiscal year 2007. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director’s office becomes vacant by reason of death or other cause.

Director Since
Common shares
beneficially owned or
controlled or directed(1)
Name and Position			Vasogen 2007 Board
with the Company			Meeting Attendance
and Place of		Other Public	(including telephone
Residence(4)	Principal Occupation and Biography	Company Boards	meetings)(5)
Terrance H. Gregg(3) Director and Chairman of the Board Los Angeles, California, U.S.A.	Mr. Gregg currently serves as President and Chief Executive Officer of DexCom Inc. In 2002, he retired as President of Medtronic MiniMed, a world leader in diabetes management systems. He became President and Chief Operating Officer of MiniMed, Inc. in 1996 and was instrumental in Medtronic’s US$3.4 billion acquisition of MiniMed in 2001. He also served in executive positions with Smith & Nephew and Allergan Inc. Between March and June, 2007, he served as the Interim Chief Executive Officer of the Company.	DexCom Inc. LMS Medical Systems Inc.	September 1999 17,702(8) 11 of 11

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Director Since
Common shares
beneficially owned or
controlled or directed(1)
Name and Position			Vasogen 2007 Board
with the Company			Meeting Attendance
and Place of		Other Public	(including telephone
Residence(4)	Principal Occupation and Biography	Company Boards	meetings)(5)
Thomas J. Clarke(6) Proposed Director Statham, Georgia, U.S.A.	Mr. Clarke has been a consultant to the healthcare industry since 2004. From 2000-2003 he was the Chief Financial Officer of Visible Genetics Inc., a NASDAQ listed Canadian medical device company. Mr. Clarke was previously the President, COO, and CFO of CCS Trexcom (Georgia). He has over twenty-five years of experience in financial, accounting and operational management. Mr. Clarke is a CPA.	None	N/A N/A N/A

David G. Elsley Director Oakville, Ontario, Canada	Mr. Elsley is a consultant. He was the President and Chief Executive Officer of Vasogen from 1994 through 2007. In that role, he was responsible for the scientific, clinical, and commercial development of Vasogen’s Celacade technology. Mr. Elsley holds a Master of Business Administration from the Richard Ivey School of Business, University of Western Ontario.	None	January 1991 31,269 10 of 11

Eldon R. Smith(10) Director and Senior Vice-President, Scientific Affairs Calgary, Alberta, Canada	Dr. Smith is Professor Emeritus at the University of Calgary, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology. Dr. Smith is past-President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada. Dr. Smith was appointed as an Officer of the Order of Canada in November 2005.	Canadian Natural Resources Limited Sernova Corp. VentriPoint Inc. Aston Hill Financial Inc.	July 1998 7,131 11 of 11

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Director Since
Common shares
beneficially owned or
controlled or directed(1)
Name and Position			Vasogen 2007 Board
with the Company			Meeting Attendance
and Place of		Other Public	(including telephone
Residence(4)	Principal Occupation and Biography	Company Boards	meetings)(5)
Calvin R. Stiller(3)(9) Director London, Ontario, Canada	Dr. Stiller is Professor Emeritus of the University of Western Ontario in the Departments of Medicine, Microbiology, and Immunology. He is the co-founder of two healthcare funds including the Canadian Medical Discoveries Fund, where he served as Chairman and CEO. Dr. Stiller was principal investigator of the Canadian multi-center study that established the importance of cyclosporine and led to its worldwide use as first-line therapy for transplant rejection.	NPS Pharmaceuticals, Inc.	January 2006 15,191 8 of 11

John C. Villforth(2)(3) Director Gaithersburg, Maryland, U.S.A.	Rear Admiral Villforth is past-President and Executive Director of the Food and Drug Law Institute and the former Director of the FDA Center for Devices and Radiological Health. He has almost three decades of experience as a commissioned officer in the U.S. Public Health Service in the Department of Health and Human Services. Mr. Villforth retired from the public service sector with the rank of Assistant Surgeon General (Rear Admiral).	None	March 2001 21,325 11 of 11

Chris Waddick(7) President and Chief Executive Officer Georgetown, Ontario, Canada	Mr. Waddick is the President and Chief Executive Officer of the Company. He has been an executive of Vasogen since 1997, in positions of increasing responsibility. Mr. Waddick was previously the Chief Operating Officer of the Company and Executive Vice President and Chief Financial Officer. Prior to joining Vasogen, he held a series of financial and regulatory roles in the energy and automotive sectors. Mr. Waddick is a Certified Management Accountant and also holds an MBA.	None	June 2007 38,026 5 of 5(7)

Notes:

1.	The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by each director individually as at February 5, 2008, and includes deferred share units which are granted to directors in lieu of cash compensation.

2.	Member of the Audit Committee of the Board of Directors.

3.	Member of the Compensation, Nominating, and Corporate Governance Committee of the Board of Directors.

4.	The Company does not have an executive committee of the Board of Directors.

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5.	Committee meetings were held on an as-needed basis throughout the year and are not reflected in these numbers.

6.	Proposed member of the Audit Committee of the Board of Directors.

7.	Mr. Waddick was not a member of the board prior to June 2007.

8.	The number of common shares for Mr. Gregg includes shares owned by the Gregg Family Trust.

9.	On November 14, 2007, Dr. Stiller and a group of current and former officers and directors of NPS Pharmaceuticals, Inc. were named as defendants in a purported derivative action in Utah. The lawsuit alleges that the defendants made false and misleading statements regarding certain of NPS’ products and business. The lawsuit seeks a determination that it is an appropriate derivative action, and damages in unspecified amounts.

10.	In May of 2002, the British Columbia Securities Commission — and in July of 2002, the Alberta Securities Commission — each issued cease trade orders for shares in BioMax Technologies Inc. for failure to file financial statements. Dr. Smith was a Director and Vice Chairman of this company at the time. He subsequently resigned and subsequent to that date, the Company was delisted for failure to file financial statements and the payment of penalties. The company has not declared bankruptcy and continues as a solvent private company.

2.	Appointment and Remuneration of Auditor

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the reappointment of KPMG LLP, Chartered Accountants, as the auditor of the Company, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix the auditor’s remuneration. KPMG LLP, Chartered Accountants, has been the auditor of the Company since 1994.

3.	Amendment of the 2003 Employee Stock Option Plan

The Meeting has been called in part to consider, and, if thought advisable, to approve an amendment to the 2003 Employee Stock Option Plan (the “2003 Plan”) to set the number of share options available for issuance under the terms of the 2003 Plan at 12% of the issued and outstanding common shares of the Company. In addition, the Company is proposing to amend the 2003 Plan to provide that any exercises of options (including previous exercises) would make new grants available under the 2003 Plan resulting in the “reloading” of the 2003 Plan. Pursuant to the Toronto Stock Exchange (“TSX”) policies, the 2003 Plan will have to be ratified by shareholders every three years.

The Board of Directors has approved the amendments to the 2003 Plan and, under the TSX Rules, those amendments require shareholder approval. The form of the proposed amendments has been pre-cleared by the TSX.

The 2003 Plan was approved by the Board of Directors on March 15, 2003. It was approved by the shareholders of the Company at the Annual and Special Meeting of Shareholders held on May 7, 2003. 200,000 common shares were initially reserved for issuance under the 2003 Plan. Upon approval by the shareholders in 2003, the 2003 Plan replaced the Company’s previous stock option plan (the “Previous Plan”), and no new options have been granted under the Previous Plan since May 2003. At the March 2005 Annual and Special Meeting of Shareholders, the number of options authorized for issuance under the 2003 Plan was increased to 500,000. At the March 2006 Annual and Special Meeting of Shareholders, the number of options authorized for issuance under the 2003 Plan was increased to 800,000. At the April 2007 Annual and Special Meeting of Shareholders, the number of options authorized for issuance under the 2003 Plan was increased to 1,800,000. At the 2007 meeting, the 2003 Plan was also amended to provide for the issuance of restricted stock awards and restricted stock units and to update the amending provisions applicable thereunder in order to address recent changes to the rules imposed by the TSX.

The objectives of the Company’s compensation policies and programs are to motivate and reward officers, other employees, and consultants upon the achievement of significant corporate and functional objectives, to recruit and retain employees of a high caliber by offering compensation that is competitive with that offered for comparable positions in other biotechnology companies across Canada and the United States, and to align employee interests with the long-term interests of shareholders and the intermediate and long-term objectives of the Company. The 2003 Plan is an integral part of achieving these objectives as it provides eligible participants, namely officers, employees, and

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consultants of the Company and its subsidiaries, with the opportunity to participate in the growth and development of the Company.

The 2003 Plan’s amending procedures provide that shareholder approval is not required to implement any amendments to the 2003 Plan, save and except for amendments related to (i) the maximum number of Common Shares reserved for issuance under the 2003 Plan (and under any other share compensation arrangements of the Corporation); (ii) a reduction in the exercise price for options held by insiders; (iii) an extension to the term of options held by insiders; and (iv) an increase in the 10% limits on grants to insiders set out in the 2003 Plan. In addition, the Board may not (with or without shareholder approval) amend the 2003 Plan to provide that the exercise price of an option may be less than the closing sale price of the Common Shares on TSX on the last trading day prior to the grant of such option. In other words, other than these prescribed items, any other amendment can be made by the Board of Directors without shareholder approval.

In December 2007, the Company conducted an option survey for comparable biotechnology companies in Canada and the United States. The comparable companies had, on average, a number of common shares equivalent to 13.1% of their common shares authorized and reserved for issuance under stock option plans. The 1,800,000 shares that are currently authorized for issuance under the 2003 Plan represent 8% of the common shares issued and outstanding as at February 5, 2008. Of the share options authorized for issuance under the 2003 Plan and the Previous Plan, a total of 850,702 have been issued, representing less than 4% of the shares issued and outstanding as of February 5, 2008. As of February 5, 2008, no options have been exercised under the 2003 Plan.

In order to meet the objectives of the Company’s compensation programs aimed at maintaining its ability to recruit and retain high caliber employees as the Company pursues its strategic objectives, the Company is proposing to amend the 2003 Plan to fix the maximum number of shares authorized for issuance at twelve percent (12%) of the issued and outstanding common shares of the Company from time to time. If the amendment is approved by the shareholders, the number of shares authorized under the 2003 Plan will increase from 1,800,000 to a total of 2,686,966 shares authorized for issuance (based upon the common share number as at February 5, 2008). Under the terms of the proposed amended plan, any increase in the number of issued and outstanding shares will result in a concomitant increase in the number of authorized shares issuable under the 2003 Plan, up to 12% of the issued and outstanding common shares. In addition, any exercises of options (including previous exercises) would make new grants available under the 2003 Plan resulting in the “reloading” of the 2003 Plan. The proposed amended and restated plan requires shareholder approval to increase the number of authorized shares beyond the 12% maximum. The amended and restated proposed plan is attached as Schedule A. The proposed amendments to the plan are reflected in Paragraph 3 of the 2003 Plan. No other amendments are proposed from the version of the plan as approved by the shareholders at the Annual and Special Meeting of Shareholders held in April 2007.

Individuals who are eligible to participate in the 2003 Plan are employees, officers, consultants, and members of the Scientific Advisory Board (“SAB”) of the Company (collectively “participants”). Directors who are also officers or employees of the Company are eligible participants. Eligible employee and officer participants have the opportunity to be granted options on an annual basis, through the achievement of both key corporate and individual objectives.

Restricted Stock and Restricted Stock Unit Awards

In order further to meet the objectives of the Company’s compensation programs aimed at maintaining its ability to recruit and retain high caliber employees as the Company pursues its strategic objectives, the 2003 Plan also provides for the issuance of restricted stock awards and restricted stock units. The restricted stock awards and restricted stock units are subject to the limits on the number of common shares issuable under the 2003 Plan described above. As of February 5, 2008, no restricted stock unit awards are issued and outstanding.

Restricted stock awards and restricted stock units provide a further means whereby eligible plan participants, as described above, can acquire and maintain common share ownership, or be paid incentive compensation measured by reference to the value of the common shares of the Company through restricted stock and restricted stock units, thereby strengthening their commitment to the welfare of the Company and promoting an identity of interest between

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shareholders and these persons. Awards of restricted stock and restricted stock units are subject, together with options, to the limits of the number of common shares reserved for issuance to insiders described below under “Information Applicable to Both the 2003 Plan and the 2003 Director Plan” (the “Plans”).

(i)	Restricted Stock Awards

The Board is entitled to set the terms of a restricted stock award at the time of grant and will describe these terms in a restricted stock award agreement. A restricted stock award is a grant of common shares of the Company. Each common share granted under the restricted stock award (referred to as a restricted share) is subject to the restrictions described below until the date on which that share vests. The period before the date on which a restricted share vests is called the restricted period.

During the restricted period, the participant generally will not be permitted to sell, transfer, pledge, assign, encumber or otherwise dispose of restricted shares. The specific restrictions (such as the schedule on which the shares vest and cease to be restricted shares) applicable to the restricted shares will be set forth in the restricted stock award agreement.

While restricted, the shares will be registered in the name of the participant. The Board decides whether the restricted shares will be delivered to the participant or held in escrow until the end of the applicable restricted period. The restricted stock award agreement will specify whether the shares will be held in escrow or not. Typically, restricted shares are held in escrow until the restricted period is over.

The restricted stock award agreement will also specify whether the participant will be entitled to voting rights during the restricted period. Typically, a participant will have voting rights with respect to a restricted share during the restricted period.

The Board determines the restricted period for the restricted shares subject to the restricted stock award, which will be shown in a vesting schedule in the restricted stock award agreement. If the participant vests in a restricted share, the restrictions will no longer apply to that share, and, if the share is being held in escrow by the Company, the participant will receive a stock certificate for the share (or, if the participant already received a stock certificate for the share, the participant will be issued a replacement certificate which will not have a restricted legend). When the restricted period has lapsed with respect to a restricted share, the participant is generally free to sell or otherwise transfer that share subject to applicable securities laws. The restricted stock award agreement may provide that the restricted shares will vest and no longer be restricted based on (i) providing service to the Company for a certain period of time, (ii) performance criteria specified by the Board, or (iii) a combination of service and performance criteria.

If service with the Company terminates before the end of the restricted period, any restricted shares that have not vested will be forfeited, unless the terms of the restricted stock award agreement specifically provide otherwise.

If the specified performance criteria are not achieved within the established time frame, any restricted shares that have not vested will be forfeited, unless the terms of the restricted stock award agreement also provide for service-based vesting, catch-up vesting or otherwise specifically alter this treatment.

(ii)	Restricted Stock Units

The Board is entitled to set the terms of the restricted stock unit award at the time of grant and will describe these terms in a restricted stock unit award agreement.

A restricted stock unit is a hypothetical investment with a value equal to the fair market value of one common share of the Company. Upon vesting, a restricted stock unit gives the participant the right to receive either a common share of the Company or, in the discretion of the Board and if permitted in the restricted stock unit award agreement, the cash equivalent of a common share of the Company. The period before vesting of a restricted stock unit is called the restricted period. If service with the Company terminates before the end of the restricted period, any restricted stock units that have not vested will expire, unless the terms of the restricted stock unit agreement specifically provide otherwise. At the end of the restricted period (and assuming that the participant is not receiving cash instead), a

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common share will be registered in the name of the participant and delivered to such participant for each restricted stock unit that becomes vested. At that time, the participant will have all the rights of a shareholder with respect to the shares delivered, including the right to vote the shares.

The restricted stock unit agreement will specify whether, and when, the participant will be entitled to receive dividend equivalents with respect to restricted stock units. A dividend equivalent is a payment, in cash or stock, equal to the value of the cash or stock dividend declared by the Company with respect to all common shares. Restricted stock units will not be assignable by the participant without the consent of the Company.

4. Amendment of Director Stock Option Plan — 2003

The Meeting has been called in part to consider, and if thought advisable, increase the number of Common Shares available for issuance under the Director Stock Option Plan — 2003 (the “2003 Director Plan”) by 250,000, from 50,000 to 300,000.

The Board of Directors has approved the amendments to the 2003 Director Plan and under the TSX Rules, those amendments require shareholder approval. The form of the proposed amendments has been pre-cleared by the TSX.

The 2003 Director Plan was approved by shareholders of the Company at the Annual and Special Meeting of Shareholders held on May 7, 2003. 25,000 options were originally authorized for issuance under the 2003 Director Plan. At the March 2006 Annual and Special Meeting of Shareholders, the number of options authorized for issuance under the 2003 Director Plan was increased to 50,000.

The 2003 Director Plan provides directors with an opportunity to participate in the growth and development of the Company by encouraging directors to purchase and continue to hold shares of the Company. As described below, the 2003 Director Plan strictly limits the Board’s discretion with respect to the number of options to be granted under such plan, the frequency of option grants, and the timing thereof. Future option grants to directors will also be dependent upon continued share ownership.

Eligibility under the 2003 Director Plan is limited to directors of the Company who are not, other than the Chairman, also executive officers of the Company. Options will be granted once yearly. The maximum number of common shares issuable pursuant to any single grant of options under the 2003 Director Plan is, for the Chairman, equal to the lesser of (i) 25,000 common shares and (ii) the number of common shares of the Company owned at the date of the option grant by the Chairman or by a company in which the Chairman holds an executive position. For all other non-employee directors, the maximum number of common shares purchasable pursuant to any single grant of options under the 2003 Director Plan shall be equal to the lesser of (i) 15,000 common shares and (ii) the number of common shares owned at the date of the option grant by the eligible director or by a company in which the director holds an executive position. If an option holder ceases to be a director of the Company, then such director’s options will expire within one year thereafter.

The 2003 Director Plan’s amending procedures provide that shareholder approval is not required to implement any amendments to the 2003 Director Plan, save and except for amendments related to (i) the maximum number of Common Shares reserved for issuance under the 2003 Director Plan (and under any other share compensation arrangements of the Corporation); (ii) a reduction in the exercise price for options held by insiders; (iii) an extension to the term of options held by insiders; and (iv) an increase in the 10% limits on grants to insiders set out in the 2003 Director Plan. In addition, the Board may not (with or without shareholder approval) amend the 2003 Director Plan to provide that the exercise price of an option may be less than the closing sale price of the Common Shares on TSX on the last trading day prior to the grant of such option. In other words, other than these prescribed items, any other amendment can be made by the Board of Directors without shareholder approval.

As of February 5, 2008, the Company currently has options authorized under the 2003 Director Plan to purchase a maximum of 50,000 shares, representing less than 1% of the shares issued and outstanding as of February 5, 2008. Of the 50,000 share options authorized for issuance to directors under the 2003 Director Plan, a total of 27,000 have been issued.

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Information Applicable to Both the 2003 Plan and the 2003 Director Plan (the “Plans”)
An option may not be granted to an “insider” (as such is defined by the rules of the TSX) of the Company if such option, together with any other options previously granted by the Company (collectively, “Share Compensation Arrangements”) could result in (i) the number of common shares reserved for issuance to insiders collectively exceeding 10% of the number of common shares then issued and outstanding, less the number of common shares issued pursuant to Share Compensation Arrangements within the previous 12 months (the “Outstanding Issue”); (ii) the issuance to insiders, collectively, within the 12 months immediately preceding or 12 months immediately following the date of grant of such option, of a number of common shares exceeding 10% of the Outstanding Issue; or (iii) the issuance to any one insider and such insider’s associates, within the 12 months immediately preceding or 12 months immediately following the date of grant of such option, of a number of common shares exceeding 5% of the Outstanding Issue.

The number of common shares reserved for issuance under the Plans at any time to any one person shall not exceed 5% of the number of common shares then issued and outstanding.

The Board of Directors is responsible for granting of options under the Plans, and does so upon the recommendation of the Compensation, Nominating, and Corporate Governance Committee of the Board of Directors. Under the terms of the Plans, the exercise price for the options is fixed by the Board of Directors. For shares listed on the TSX, the exercise price of the options shall not be less than the closing sale price of the shares on the TSX on the last trading day prior to the grant of the option. If there is no closing price for the shares of the Company on the last trading day prior to the grant of the option, then the exercise price shall not be less than the simple average of the closing bid and ask prices on the TSX on the last trading day prior to the grant of the option. The vesting terms of the options are determined by the Board of Directors. The period for exercising an option shall not exceed ten years beyond the date of grant of the option.

In the event that a participant ceases to be an officer, employee, or consultant of the Company due to reason of resignation or by reason of discharge for cause, then the options shall terminate and cease to be exercisable on the earliest to occur of (a) the effective date upon which the person ceased to be an officer, employee or consultant and (b) the date that notice of dismissal is provided to the person. In the event that a participant ceases to be an officer or an employee of the Company on his or her normal retirement date, then the participant shall be entitled to exercise the options for 180 days following cessation of employment, but the 180-day period does not otherwise extend the date of expiry provided in the original grant of the options. In the event that a participant who is a member of the SAB ceases to be a member of the SAB for any reason, then the participant shall be entitled to exercise the options for a period of one year, but the one-year period does not otherwise extend the date of expiry provided in the original grant of the options. In the event that a director ceases to be a director for any reason, then the optionee shall be entitled to exercise the options for a period of one year, but the one-year period does not otherwise extend the date of expiry provided in the original grant of the options. The options granted under the Plans are not assignable, except in certain circumstances relating to the death or disability of an eligible optionee. The Plans do not provide for financial assistance to participants to facilitate the purchase of securities.

Subject to the articles and by laws of the Company and the laws and regulations that apply to the Company, under the current terms of the Plans, the Board of Directors may amend, modify, or discontinue the Plans at any time without notice, provided that such amendment, modification, or termination may not, without the consent of a participant, impair the participant’s rights under any previously granted options.

The Plans include provisions typical of these types of plans for adjustments to be made to the type, number and/or price of securities subject to option upon the occurrence of certain events, such as the subdivision, consolidation, reclassification, conversion, or substitution of the Company’s common shares; payment of a stock dividend; or the amalgamation of the Company.

A copy of the Plans and/or the Previous Plan is available upon request in writing to the Chief Financial Officer of Vasogen Inc., 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2 Canada.

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5.	Amendment of Directors’ Deferred Share Unit and Stock Plan
The Meeting has also been called to consider, and if thought advisable, to increase the number of common shares issuable under the Deferred Share Unit (“DSU”) Plan by 500,000 from 125,000 to 625,000.

The Board of Directors has approved the amendments to the DSU Plan and under the TSX Rules, those amendments require shareholder approval. The form of the proposed amendments has been pre-cleared by the TSX.

The DSU Plan, which was approved by the Company’s Board of Directors on January 28, 2004 and by the Company’s shareholders at the Annual and Special Meeting of Shareholders held in May 2004, is intended to promote a greater alignment of interest between the Company’s directors and the shareholders of the Company by providing an ongoing equity stake in the Company throughout an individual’s period of service as a director of the Company.

Under the terms of the DSU Plan, all non-employee members of the Company’s Board of Directors and if designated by the Board’s Compensation, Nominating, and Corporate Governance Committee, non-employee members of the board of directors of wholly-owned subsidiaries of the Company, will receive DSUs, in lieu of the cash remuneration which would otherwise be payable to such directors. The number of DSUs to be credited to an eligible director will be determined by dividing the amount of cash remuneration otherwise payable to the director (whether in respect to annual retainers, attendance fees, or otherwise) by the fair market value of the Company’s common shares at the time of grant of the DSUs. A DSU is a bookkeeping entry credited to an account maintained for each eligible director having the same value as one common share of the Company, but which cannot be redeemed or paid-out until such time as the director ceases to be a director. A DSU entitles the holder to receive, on a deferred payment basis, a common share or its cash equivalent. Upon a person ceasing to be a director, such person will have up to 180 days to redeem his DSUs. The DSUs redeemed will, at the election of the Company, be exchanged either for an equal number of common shares of the Company, or, if the Company so elects, the DSUs will be exchanged for cash in an amount determined by multiplying the number of DSUs to be exchanged by the fair market value of the Company’s common shares at the time of redemption. The Company may also choose to redeem the DSUs for a combination of cash and common shares. For purposes of the DSU Plan, “fair market value” at any date will equal the weighted average trading price of the Company’s common shares on the TSX for the five business days on which the common shares traded preceding such date.

The maximum number of common shares issuable to insiders (as defined in the Securities Act (Ontario)), at any time, under all security based compensation arrangements, including the DSU Plan, cannot exceed 10% of the issued and outstanding securities of the Company. The number of securities issued to insiders, within any one-year period, under all security based compensation arrangements, including the DSU Plan, cannot exceed 10% of the issued and outstanding securities of the Company.

At the time the DSU Plan was established, 25,000 common shares were authorized and reserved for issuance under the DSU Plan. At the Annual and Special Meeting of the Shareholders held in April, 2007, an additional 100,000 common shares were authorized and reserved for issuance. As at February 5, 2008, 125,000 Common Shares were reserved for issuance under the DSU Plan representing less than 1% of the number of common shares of the Company currently outstanding, and 2,396 Common Shares have been issued under the DSU Plan. At the April 2007 Annual and Special Meeting of Shareholders, the DSU Plan was also amended to update the amending provisions applicable thereunder in order to address recent changes to the rules imposed by the TSX.

If the DSU Amendments are approved by shareholders, a total of 625,000 Common Shares representing less than 3% of the issued and outstanding common shares of the Company (as at February 5, 2008) will be available for issuance under the DSU Plan.

The DSU Plan includes provisions usual to these types of plans to provide for appropriate adjustments to be made to the number of DSUs upon the occurrence of certain events, such as a stock dividend, stock split, stock consolidation, combination, reclassification or exchange of shares, including without limitation, by way of arrangement, amalgamation, merger, spin-off or other distribution. The rights respecting the DSUs are not transferable or assignable other than by will or by the laws of descent and distribution.

The DSU Plan’s amending procedures provide that shareholder approval is not required to implement any amendments to the DSU Plan, save and except for amendments related to (i) the maximum number of Common Shares reserved for issuance under the DSU Plan (and under any other share compensation arrangements of the Corporation); (ii) a

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change in the method of calculation of the number of shares issuable upon redemption of deferred share units held by directors; (iii) an extension to the term for redemption of deferred share units; and (iv) any increase in the 10% limits on grants to insiders under all securities based compensation arrangements. In other words, other than these four prescribed items, any other amendment can be made by the Board of Directors without shareholder approval.

A copy of the DSU Plan is available upon request in writing to the Chief Financial Officer of the Company, at 2505 Meadowvale Boulevard, Mississauga, Ontario, L5N 5S2.

EXECUTIVE COMPENSATION

1.	Statement of Executive Compensation
The following table sets forth all compensation for the periods indicated in respect of the individuals who were the Chief Executive Officer of the Company or the Chief Financial Officer of the Company at any time during 2007, as well as the individuals who were, as at November 30, 2007 the three other most highly compensated executive officers of the Company (“Named Executive Officers”).

2007 Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
					Securities	Shares
				Other	Under	Or Units
				Annual	Options/	Subject to		All Other
Name and Principal				Compen-	SARs(2)	Resale	LTIP	Compen-
Position	Year	Salary	Bonus	sation(1)	Granted	Restrictions	Payouts	sation
		($)	($)	($)	(#)	($)	($)	($)
Chris Waddick(3)	2007	302,222	165,000	45,000 (4)	200,000
(President & CEO)	2006	280,000	85,050	45,000 (4)	39,266
	2005	263,000	115,920	39,000 (4)	4,120

Terrance H. Gregg(5)	2007	0	0	0	0
(Interim President & CEO)	2006	n/a	n/a	n/a	2,500
	2005	n/a	n/a	n/a	1,000

David Elsley(6)	2007	96,507	n/a		20,000			964,560
(Former President & CEO)	2006	345,600	110,880		13,105
	2005	320,000	151,800		10,816

Graham Neil(7)	2007	139,765	58,125		0
(VP of Finance & CFO)	2006	122,834	18,288		10,487
	2005	111,281	21,423		1,673

Paul Van Damme(8)	2007	81,250	n/a		0			169,925
(Former VP, Finance & CFO)	2006	215,625	56,754		25,000
	2005	n/a	n/a		n/a

Anne Goodbody	2007	162,709	61,278		0
(VP, Drug Development)	2006	158,306	41,444		18,944
	2005	154,000	54,834		1,990

Susan Langlois	2007	179,320	70,300		0
(VP, Regulatory Affairs	2006	169,833	44,750		19,225
& Quality Assurance)	2005	165,000	58,740		2,073

Eldon Smith	2007	226,500	90,600		10,000
(Senior VP, Scientific Affairs)	2006	226,500	54,360		20,996
	2005	226,500	83,352		2,944

Notes:

(1)	Except as otherwise stated, perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for the above-named officers.
(2)	To date, no stock appreciation rights (“SARs”) have been granted.

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(3)	Mr. Waddick became the CEO on June 20, 2007. Mr. Waddick was previously the Chief Operating Officer of the Company and Executive Vice President and Chief Financial Officer of the Company.
(4)	Other annual compensation was provided to Mr. Waddick in connection with a Company-required relocation, net of applicable taxes.
(5)	Mr. Gregg, who is the Chairman of the Board of Directors, also served as Interim President and CEO of the Company from March 7, 2007 to June 20, 2007, at which time Mr. Waddick was appointed as President and CEO. Upon his appointment as Interim President and CEO, and in lieu of cash compensation, Mr. Gregg received 52,631 restricted stock units, with an exercise price of $4.50 and 30,000 stock options. The units and options were cancelled upon the appointment of Mr. Waddick as President and CEO of the Company, and no compensation was thereby realized by Mr. Gregg.
(6)	Mr. Elsley ceased to be the President and CEO on March 7, 2007, and received “other compensation” in 2007 in accordance with the terms of his employment agreement.
(7)	Mr. Neil became the Vice President of Finance and CFO on July 10, 2007.
(8)	Mr. Van Damme ceased to be the CFO on April 10, 2007, and received “other compensation” in 2007 in accordance with the terms of his employment agreement.

2.	Share Compensation Arrangements

Options/SARs Granted to or Exercised by Named Executive Officers During the Most Recently Completed Financial Year

Details of options granted to the Named Executive Officers during the financial year ended November 30, 2007, are shown in the table set out below. During the financial year ended November 30, 2007, no options were repriced. During the financial year ended November 30, 2007, no stock appreciation rights (“SARs”) were granted to Named Executive Officers and, as at November 30, 2007, no SARs were outstanding.

		% of Total		Market Value
	Securities	Options/		of Securities
	Under	SARs		Underlying
	Options/	Granted to	Exercise	Options/
	SARs	Employees	Or	SARs on the
	Granted	in Financial	Base Price	Date of Grant	Expiration
Name	(#)(1)	Year	($/Security)	($/Security)	Date
Chris Waddick	200,000	50.7	$2.12	$2.12	October 3, 2017

Terrance Gregg(1)	0	—	n/a	n/a	n/a

David Elsley	20,000	5.1	$4.50	$4.50	March 6, 2017

Graham Neil	0	—	n/a	n/a	n/a

Paul Van Damme	0	—	n/a	n/a	n/a

Anne Goodbody	0	—	n/a	n/a	n/a

Susan Langlois	0	—	n/a	n/a	n/a

Eldon Smith	10,000	2.5	$4.50	$4.50	March 6, 2017

(1)	See the footnote regarding Mr. Gregg in the 2007 Summary Compensation Table.

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Details of options exercised by the Named Executive Officers of the Company during the financial year ended November 30, 2007, and the number and value of unexercised options as at November 30, 2007, are shown in the table set out below.

Value of Unexercised
			Unexercised Options/SARs	in-the-Money Options/SARs
			at FY-End	at FY-End(2)
	Securities	Aggregate	(#)	($)
	Acquired	Value
	on Exercise	Realized	Exercisable/Unexercisable	Exercisable/Unexercisable
Name	(#)	($)(1)	(#)	($)
Chris Waddick	—	—	50,681/215,268	Nil/Nil

Terrance Gregg	—	—	5,500/nil	Nil/Nil

David Elsley	—	—	39,430/38,592	Nil/Nil

Graham Neil	—	—	8,316/6,318	Nil/Nil

Paul Van Damme	—	—	—/—	Nil/Nil

Anne Goodbody	—	—	12,127/13,297	Nil/Nil

Susan Langlois	—	—	11,043/13,512	Nil/Nil

Eldon Smith	—	—	12,221/24,983	Nil/Nil

Notes:

(1)	Aggregate Value Realized is the difference between the market price of the Company’s common shares on the date of exercise and the option exercise price, multiplied by the number of shares acquired.
(2)	The value of an unexercised in-the-money option at financial year-end is the difference between the exercise price of the option and the closing price of common shares on the TSX at November 30, 2007 ($1.63), multiplied by the number of shares under option. The options have not been and may never be exercised and actual gains, if any, upon exercise will depend upon the value of the common shares on the date of exercise. There can be no assurance that these values will be realized.

3.	Employment Contracts

The Company entered into an employment agreement with Chris Waddick as of June 20, 2007. Pursuant to this agreement, Mr. Waddick serves the Company as its President and CEO. The agreement provides for an annual reviewable remuneration of $330,000. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Mr. Waddick is entitled to a lump-sum payment equal to two years’ cash compensation, and any options then outstanding shall remain in full force and effect until their expiry. The agreement contains standard non-competition and non-solicitation provisions.

The Company entered into an employment agreement with Graham Neil as of July 10, 2007. Pursuant to this agreement, Mr. Neil serves the Company as its Vice President of Finance and Chief Financial Officer. The agreement provides for an annual reviewable remuneration of $155,000. The Company entered into an employment agreement with Dr. Anne Goodbody as of April 28, 2003. Pursuant to this agreement, Dr. Goodbody serves the Company as its Vice President of Drug Development. The agreement provides for an annual reviewable remuneration of $165,617. The Company entered into an employment agreement with Susan Langlois as of November 10, 2005. Pursuant to this agreement, Ms. Langlois serves the Company as its Vice President, Regulatory Affairs and Quality Assurance. The agreement provides for an annual reviewable remuneration of $185,000. The Company entered into an employment agreement with Eldon R. Smith & Associates Ltd. as of February 01, 2007. Pursuant to this agreement, Eldon R. Smith & Associates Ltd. provides the services of Eldon Smith as the Company’s Senior Vice President, Scientific Affairs. The agreement provides for an annual reviewable remuneration of $226,500.

In the case of each of the agreements with Mr. Neil, Dr. Goodbody, and Ms. Langlois, the agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, the employee is entitled to a lump-sum payment equal to six months’ cash compensation plus one month for each year of service to a maximum of 12 months. Each agreement contains standard non-competition and non-solicitation provisions.

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4.	Composition of the Compensation, Nominating, and Corporate Governance Committee and Report on Executive Compensation

The Compensation, Nominating, and Corporate Governance Committee of the Board of Directors (the “Committee”) is charged with the responsibility of reviewing the Company’s compensation policies and practices, compensation of officers (including the CEO), succession planning, and corporate governance practices. As appropriate, recommendations regarding these issues are made to the Board of Directors (the “Board”). The Board did not reject or modify in any material way any of the recommendations of the Committee during the financial year ended November 30, 2007. The Committee consists of John Villforth, Terrance Gregg, and Calvin Stiller, each of whom is an independent and unrelated director. Mr. Gregg is also the Chairman of the Board. The CEO does not participate in voting on his compensation.

The objectives of the Company’s compensation policies and programs for executive officers are to:

(a)	motivate and reward executive officers for the achievement of corporate and functional objectives;

(b)	recruit and retain executive officers of a high caliber by offering compensation that is competitive with that offered for comparable positions in other biotechnology companies; and

(c)	align the interests of the executive officers with the long-term interests of shareholders and the intermediate and long-term objectives of the Company.

The Committee endeavors to position its executive compensation near the mean of the range of compensation levels for comparable companies. The comparative companies have historically been other Canadian biotechnology companies at a similar stage of development. Independent surveys are also used to provide compensation data for comparable knowledge, skills, and expertise. The Company’s compensation policies and programs for executive officers currently consist of base salary, annual incentive bonus, long-term incentive compensation in the form of stock options, and other customary employment benefits. The relative emphasis of the three main components of the annual compensation of executives is approximately 50% base salary, 20% annual bonus, and 30% stock options. The Company does not have a pension plan. Total compensation of executive officers of the Company is reviewed on an annual basis.

Base Salary

In determining base salary for each executive officer, the Committee considers the executive’s experience and position within the Company. The Committee also utilizes industry compensation surveys provided by independent organizations and data from the comparative group described above. Salaries for executive officers also take into account the recommendations of the CEO or, in the case of the CEO, the recommendation of the Chairman of the Committee.

Annual Bonus

Prior to the beginning of each fiscal year, the Board approves annual corporate objectives, and these, along with personal performance objectives, are reviewed at the end of the year for the purpose of determining annual bonuses. Annual assessments of senior management also evaluate other performance measures, including the promotion of teamwork, leadership, and the development of individuals responsible to the applicable officer. The CEO’s annual bonus is weighted 100% on the achievement of corporate objectives, and the annual bonus of the other executive officers is weighted 75% on the achievement of corporate objectives and 25% on the achievement of individual objectives. For 2007, the Company received from the Board an assessment of 100% on the achievement of corporate objectives. The Company’s corporate objectives for 2007 primarily focused on the advancement of its clinical development programs, with other performance objectives being related to the development of its product pipeline, its preparation for the commercialization of Celacade, its ability to operate within budget, and certain other corporate priorities. The maximum bonus payable as a percentage of base salary to the CEO and to the other executive officers ranges from 40% to 50%. In order to calculate the bonus payable, the individual’s weighted average performance assessment is multiplied by the applicable bonus percentage and by the individual’s base salary.

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Stock Options

In reviewing option grants, the Committee gives consideration to the number and terms of options already held by an individual. Stock options may be awarded to executive officers at the commencement of their employment, annually on meeting corporate and individual objectives, and from time to time by the Committee based on regular assessments of the compensation levels of comparable companies. An executive officer may earn an annual option grant on a basis similar to that described above under “Annual Bonus,” with similar weightings applied to the achievement of corporate objectives and individual objectives.

CEO’s Compensation

The compensation of the CEO is determined in accordance with the considerations described above for the compensation of the executive officers of the Company. In 2007, the Committee retained Mercer LLC, an independent firm to conduct a benchmarking analysis regarding CEO compensation, and the findings and recommendations from that analysis were provided to the Committee.

Presented by the Compensation, Nominating, and Corporate Governance Committee:

John C. Villforth
Terrance H. Gregg
Calvin R. Stiller

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5.	Performance Graph

The following graph compares the cumulative shareholder return of the common shares of the Company since November 30, 2002 with the cumulative total return of the S&P/TSX Composite Total Return Index and of the NASDAQ Biotechnology Index1,2. The graph is adjusted to reflect the 10:1 stock consolidation effected on April 17, 2007.

	2002	2003	2004	2005	2006	2007
Vasogen Inc.	100	174	138	63	11	4
S&P/TSX Composite Index	100	120	137	165	194	208
NASDAQ Biotechnology Index	100	125	129	140	147	155

Notes:

(1)	On December 17, 2003, the common shares of the Company discontinued trading on the American Stock Exchange and commenced trading on the NASDAQ Global Market (formerly the NASDAQ National Market). As of February 9, 2007, the Company transferred the listing of its shares from the NASDAQ Global Market to the NASDAQ Capital Market.

(2)	Assumes $100 invested in each of the Company’s common shares, the S&P/TSX Composite Total Return Index (formerly the TSE 300 Composite Index) and the NASDAQ Biotechnology Index on November 30, 2002.

6.	Compensation of Directors

During 2007, directors of the Company who were not full-time employees of the Company received an annual retainer of $30,000. In addition, a fee of $1,500 was paid for each Board or Board Committee meeting attended in person, or $1,000 if the Director participated by conference call. The chairpersons of the Audit Committee and of the Compensation, Nominating, and Corporate Governance Committee each received an additional annual retainer in the amount of $10,000 and $7,500, respectively. The annual retainer and applicable meeting fees are all paid in Deferred Share Units (DSUs). Directors are also entitled to be reimbursed for their reasonable and documented out-of-pocket expenses incurred on the business of the Company.

The Company implemented a Directors’ Deferred Share Unit and Stock Plan (the “DSU Plan”) effective January 1, 2004, applicable to the 2004 fiscal year and subsequent years. Under the terms of the DSU Plan, non-employee directors are paid their directors’ fees entirely in DSUs in lieu of any cash payment. The terms of the DSU Plan are described under “Amendment of Directors’ Deferred Share Unit and Stock Plan”. DSU grants are effective as of the date of the meetings in respect of which fees are payable. A DSU may only be converted into cash and/or shares (as determined by the Company) after a participant ceases to be a director, with each DSU at the time of conversion having a value of one common share or the equivalent market value thereof. Because of the deferred payment feature of the DSU Plan, directors benefit only from

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long-term increases in the value of the Company’s shares arising over the term of their directorship thereby promoting a greater alignment of interest between the directors and the shareholders of the Company.

The Company has reserved a maximum of 125,000 common shares for purposes of the DSU Plan. During fiscal 2007, the Company issued a total of 58,140 DSU’s to directors in respect of aggregate fees of $0.2 million.

Directors of the Company are also eligible to be granted stock options. During fiscal 2007, non-management directors of the Company, other than the Chairman of the Board, were awarded options to acquire 1,500 common shares each, and the Chairman of the Board was awarded options to acquire 2,500 common shares. During 2007, options to acquire 6,000 common shares were granted to non-management directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Information regarding securities authorized for issuance under the Company’s equity compensation plans is provided below, as of November 30, 2007.

			Number of securities
	Number of		remaining available
	securities to be	Weighted-average	for future issuance
	issued upon exercise	exercise price	under equity
	of outstanding	of outstanding	compensation plans
	options, warrants,	options, warrants	(excluding all securities
	and rights	and rights	reflected in column (a))

Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders

Directors Deferred Share Unit and Stock Plan(1)(2)	78,049	1.63	44,555

2003 Employee Stock Option Plan(3)	798,568	18.98	1,001,432

2003 Director Stock Option Plan(4)	27,000	36.40	23,000

Share Option Plan(5)	53,842	37.77	Nil

Equity compensation plans not approved by security holders	Not applicable	Not applicable	Not applicable

TOTAL	957,459	19.12	1,068,987

Notes:

(1)	Deferred Share Units, when redeemed by a director on termination of service, are valued at the weighted average trading price of the common shares on the TSX for the five preceding business days.
(2)	This tabulation does not include the 500,000 options proposed to be added to the DSU Plan.
(3)	This tabulation does not include any options that would be added to the 2003 Employee Stock Option Plan if the proposed amendments to the Plan are approved.
(4)	This tabulation does not include the 250,000 options proposed to be added to the 2003 Director Stock Option Plan.
(5)	The Share Option Plan (the “Previous Plan”) was replaced by the 2003 Plan.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS

It is the policy of the Company not to make loans to directors and officers, or any associate of any such director or officer. Since the beginning of the Company’s last financial year, no present or former director or officer, or any associate of such director or officer is currently or has been indebted to the Company.

Directors’ and Officers’ Liability Insurance
The Company maintains liability insurance for its directors and officers acting in their respective capacities. The annual premium payable by the Company in respect of such insurance is US$449,000, and the total amount of insurance purchased for the directors and officers as a group is US$20 million, subject to a deductible amount of up to

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US$250,000 and US$500,000 for securities claims. The policy does not specify that any part of the premium is paid in respect of either the directors or officers as a group. The policy contains standard industry exclusions, and no claims have been made thereunder to date.

AUDITOR INDEPENDENCE
KPMG LLP (“KPMG”) is the auditor of the Company and provides tax, financial advisory, and other non-audit services to the Company and its subsidiaries. The Company’s Audit Committee has concluded that the provision of these non-audit services by KPMG is compatible with KPMG maintaining its independence.

The total fees paid or accrued by the Company for audit and other services provided by KPMG during 2006 and 2007 were:

	2006	2007

Audit Fees(1)	$616,869	$504,665
Audit-Related Fees(2)	$4,500	$75,000
Tax Fees(3)	$78,114	$133,510
All Other Fees	$0	$0

Total Fees	$699,483	$713,175

(1)	Audit fees consist of fees related to the audit of the Company’s consolidated financial statements, reviews of quarterly interim financial statements and auditor involvement with prospectuses and financings completed during 2006 and during 2007.
(2)	Audit-Related fees related to advice and documentation assistance with respect to internal controls over financial reporting
(3)	Tax fees consist of fees for tax consultation and tax compliance services for Vasogen Inc., Vasogen Ireland Limited, and Vasogen Corp.

AUDIT COMMITTEE INFORMATION
Reference is made to the Annual Information Form of the Company for the year ended November 30, 2007, for disclosure of information relating to the Audit Committee required under Form 52-110F1. A copy of this document can be found on SEDAR at www.sedar.com or by contacting the Chief Financial Officer of the Company at 2505 Meadowvale Blvd, Mississauga, Ontario L5N 5S2, telephone (905) 817-2000.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
As of February 5, 2008, there are no material interests, direct or indirect, of directors, officers, or any shareholders who beneficially own, directly or indirectly, more than 10% of the outstanding common shares, or any known associates or affiliates of such persons, in any transaction since our most recently completed year or in any proposed transaction that has materially affected or would materially affect the Company.

CORPORATE GOVERNANCE

Guidelines
“Corporate Governance” is the process and structure used to direct and manage the business and affairs of the Company to achieve the shareholders’ objectives. The shareholders elect the Directors who in turn are responsible for overseeing all aspects of the operations of the Company, appointing management, and ensuring that the business is managed properly taking into account the interests of the shareholders and other stakeholders, such as employees and patients.

The Board, through the Compensation, Nominating, and Corporate Governance Committee, monitors changes with respect to corporate governance practices and regulatory requirements. Under National Policy 58-201, National Instrument 58-101, and Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Company is required to disclose information relating to its corporate governance practices. The Company’s disclosure is set out in Schedule D to this Management Proxy Circular and under “Audit Committee Information”.

MANDATE OF THE BOARD OF DIRECTORS
The Company’s Board of Directors has adopted a formal mandate outlining its responsibilities. The text of the Board’s mandate is reproduced below, and can also be found on the Company’s web site.

Vasogen Inc.	19

MANAGEMENT PROXY CIRCULAR

Vasogen’s Board of Directors (the “Board”) is responsible for the stewardship of the Company and for supervising the management of the business and affairs of the Company. As part of this overall responsibility, the Board handles the following matters:

•	Succession planning, including appointing, developing, and monitoring senior management and the CEO;

•	Adopting a strategic planning process and approving and reviewing, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company;

•	Identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage those risks;

•	Establishing communication policies for the Company, which should:

–	address how the Company interacts with analysts, investors, other key stakeholders, and the public;

–	contain measures with respect to the Company’s compliance, its continuous and timely disclosure obligations, and the avoidance of selective disclosure; and

–	be reviewed at least annually.

•	Ensuring the integrity of the Company’s internal control and management information systems;

•	Ensuring the integrity of the CEO and the other executive officers, and ensuring that there is a culture of integrity throughout the organization;

•	Establishing what business transactions and expenditures require the prior approval of the Board;

•	Establishing specific and effective measures in the Company for receiving shareholder feedback;

•	On an annual basis, communicating to management the Board’s expectations of it;

•	Establishing a committee composed solely of non-Management directors with the responsibility to assess directors on an ongoing basis and propose new Board nominees;

•	Establishing an orientation and education program for all new directors and a continuing education program for all directors;

•	Developing the Company’s approach to corporate governance and monitoring compliance with relevant regulatory guidelines;

•	Together with the CEO, developing position descriptions for the Board and the CEO, including the limits to Management’s responsibilities;

•	Reviewing and approving the corporate objectives that the CEO is responsible for meeting, and assessing the CEO against these objectives;

•	Establishing procedures to ensure that the Board functions independently of management;

•	Regularly assessing its own effectiveness and contribution, as well as the effectiveness and contribution of each Board committee and each individual director;

•	Appointing an Audit Committee composed solely of unrelated and independent directors, each of whom is “financially literate” and one of whom has “accounting or related financial experience”;

•	Adopting definitions for “financially literate” and “accounting or related financial experience”;

•	Reviewing and assessing the adequacy of the charter for the Audit Committee, as well as the charters for other established committees, at least annually;

•	Establishing a system whereby an individual director can engage an external advisor at the expense of the Company in appropriate circumstances, subject to the approval of an appropriate committee of the Board; and

•	Conducting regular meetings independent of management.

20	Vasogen Inc.

   MANAGEMENT PROXY CIRCULAR

Members of the Board are expected to review available meeting materials in advance, to attend all regularly scheduled Board meetings, and Committee meetings of which they are a member, whenever possible, and to devote the necessary time and attention to effectively carry out their responsibilities as directors.

The Board encourages feedback from security holders of the Company. If you wish to communicate directly with the independent members of the Board, please do so in writing by mailing your correspondence, clearly marked as “Shareholder Correspondence” to Terrance H. Gregg, c/o Vasogen Inc., 2505 Meadowvale Boulevard, Mississauga, Ontario, Canada L5N 5S2.

SHAREHOLDER PROPOSALS FOR THE 2009 ANNUAL MEETING
The Company will review shareholder proposals intended to be included in proxy material for the 2009 Annual Meeting of Shareholders that are received by the Company at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, Attention: Corporate Secretary, no later than December 31, 2008.

AVAILABILITY OF DOCUMENTS
Copies of the following documents are available without charge to shareholders upon written request to the Corporate Secretary of the Company at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2:

(i)	the 2007 Annual Report to Shareholders with the consolidated financial statements for the year ended November 30, 2007, together with the accompanying report of the auditor and management’s discussion and analysis for the year ended November 30, 2007;

(ii) this Management Proxy Circular; and

(iii) the Company’s most recent Annual Information Form dated February 27, 2008.

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

GENERAL
The information contained herein is given as at November 30, 2007, unless otherwise stated. The Board of Directors of the Company has approved the contents and the sending of this Management Proxy Circular.

DATED at Toronto, Ontario, the 15th day of February, 2008

BY ORDER OF THE BOARD OF DIRECTORS

Graham Neil
Chief Financial Officer

Vasogen Inc.	21

SCHEDULE A

AMENDED AND RESTATED EMPLOYEE STOCK OPTION PLAN 2003

VASOGEN INC.

AMENDED AND RESTATED EMPLOYEE STOCK OPTION PLAN – 2003

1.	Definitions

When used in this Plan, unless the context otherwise requires:

(a)	“Act” means the Securities Act (Ontario) as the same may be amended, re-enacted or replaced from time to time;

(b)	“Advisory Board” means the Corporation’s Scientific Advisory Board;

(c)	“Associate” shall have the meaning given to it under the Act;

(d)	“Board of Directors” shall mean the Board of Directors of the Corporation and reference without more to action by the Board of Directors shall mean action by the directors of the Corporation as a Board;

(e)	“Committee” means the Compensation Committee of the Board of Directors or such other committee of the Board of Directors as the Board may from time to time determine;

(f)	“Consultant” shall mean such individuals or legal entities engaged to provide on-going consulting, technical, management or other services to the Corporation;

(g)	“Corporation” shall mean Vasogen Inc. and shall, unless the context otherwise requires, include its Subsidiaries;

(h)	“Insider” means:

(i) an “insider” as defined in the Act, other than a person who falls within that definition solely by virtue of being a director or senior officer (as such term is defined in the Act) of a Subsidiary; and

(ii) an Associate of any person who is an insider by virtue of (i) above;

(i)	“Option” or “Options” shall mean an option or options granted pursuant to the Plan to acquire Shares;

(j)	“Outstanding Issue” means at any time, the number of Shares then issued and outstanding less the number of shares issued pursuant to Share Compensation Arrangements within the previous 12 months;

(k)	“Plan” shall mean this Employee Stock Option Plan – 2003 as from time to time amended or supplemented as herein provided;

(l)	“Share Compensation Arrangements” shall have the meaning set out in section 5 hereof;

(m)	“Shares” shall mean common shares of the Corporation as presently constituted; and

(n)	“Subsidiary” means in respect of the Corporation, any corporation that is a “subsidiary” as defined in the Act.

2.	Purpose of the Plan

The purpose of the Plan is to provide employees, officers and Consultants of the Corporation and members of the Advisory Board with the opportunity through Options to acquire a proprietary interest in the Corporation, and thereby participate in its development and growth, which is intended to provide an additional inducement for such officers and employees to remain with the Corporation, and to encourage the officers, employees, Consultants and members of the Advisory Board to increase their efforts to make the Corporation more successful.

In addition, Schedule C to the Plan provides a further means whereby employees, officers and Consultants of the Corporation and members of the Advisory Board can acquire and maintain Share ownership, or be paid incentive compensation measured by reference to the value of the Shares through Restricted Stock and Restricted Stock Units (as

22	Vasogen Inc.

   SCHEDULE A

defined in Schedule C), thereby strengthening their commitment to the welfare of the Corporation and promoting an identity of interest between shareholders and these persons.

3.	Shares Subject to the Plan

Options may be granted on authorized but unissued Shares of the Corporation, with the number of Shares reserved for issuance under the Plan not exceeding twelve percent (12.0%) of the then issued and outstanding Shares of the Corporation from time to time, or such greater number as shall have been duly approved by the Board of Directors, by the TSX, and any other stock exchange or over-the-counter market on which the Shares may then be listed or quoted for trading and if required by such stock exchanges or securities regulatory authority, by the shareholders of the Corporation. Any increase in the issued and outstanding Shares of the Corporation will result in an automatic increase in the available number of Shares issuable under the Plan, and any exercise of Options will make new grants available under the Plan.

4.	Administration

The Board of Directors, upon the recommendation of the Committee, or the Committee, subject to ratification of the grants of Options by the Board of Directors, may from time to time grant, in accordance with the Plan, Options to purchase Shares. The Board of Directors shall administer the Plan or, if the Board of Directors so determines, the Committee shall administer the Plan. The Committee shall consist of not less than three members of the Board of Directors designated from time to time by the Board of Directors. The members of the Committee shall serve at the pleasure of the Board of Directors and vacancies occurring in the Committee shall be filled by the Board of Directors as it sees fit. Two members of the Committee shall constitute a quorum. The acts of a majority at any meeting and acts approved in writing by a majority of the members of the Committee shall be the acts of the Committee. All questions of interpretation and application of the Plan and of any Options issued under it shall be determined by the Committee and which interpretations and applications shall be conclusive, provided however, that grants of Options by the Committee will require ratification by the Board of Directors. No member or former member of the Committee shall be liable, in the absence of bad faith or misconduct, for any act or omission with respect to his service on the Committee. The service on the Committee shall constitute service as a director of the Corporation so that members of the Committee shall be entitled to indemnification and reimbursement as directors of the Corporation pursuant to its Articles and By-laws.

5.	Participants

The Board of Directors and/or the Committee shall determine and designate from time to time those employees and officers of the Corporation, Consultants and members of the Advisory Board to whom Options to purchase Shares are to be granted and the number of Shares to be optioned from time to time to any individual. For greater certainty, directors of the Corporation who are also officers or employees of the Corporation shall be eligible to receive Options under the Plan.

Notwithstanding anything to the contrary contained in the Plan, no Options or Awards (as defined in Schedule C hereto) may be granted to Insiders if such Options or Awards, together with any other options or awards previously granted (whether under this Plan or otherwise) by the Corporation (collectively the “Share Compensation Arrangements”) could result in:

(a)  the number of Shares reserved for issuance pursuant to Share Compensation Arrangements to Insiders collectively exceeding 10% of the Outstanding Issue; or

(b)  the issuance to Insiders, collectively within the 12 months immediately preceding or 12 months immediately following the date of grant of such Options or Awards under Schedule C hereto, of a number of Shares exceeding 10% of the Outstanding Issue; or

Vasogen Inc.	23

SCHEDULE A

(c)  the issuance to any one Insider within the 12 months immediately preceding or 12 months immediately following the date of grant of such Options or Awards under Schedule C hereto, of a number of Shares exceeding 5% of the Outstanding Issue.

The Shares reserved for issuance at any time to any one person pursuant to Share Compensation Arrangements shall not exceed 5% of the number of Shares then issued and outstanding.

6.	Option Price

The price at which Shares may be purchased under any Option shall be fixed by the Board of Directors or the Committee subject only to the rules and policies of any applicable securities regulatory authority and any trading network, market or stock exchange upon which the Shares may then be listed or quoted for trading.

If the Shares are listed on the TSX, the exercise price of the Option shall be not less than the closing sale price of the Shares on the TSX on the last trading day prior to the grant of such Option and, if there is no such closing price, then the exercise price per Share at which the Shares may be purchased under any Option shall not be less than the simple average of the closing bid and ask prices on the TSX on the last trading day prior to grant of such Option.

If the Shares are not listed on the TSX, the exercise price of the Option shall be not less than the closing price of a board lot of the Shares on such stock exchange or over-the-counter market as the Corporation’s Shares are then listed or quoted from time to time on the last trading day prior to the grant of such Option and, if there is no such closing price, then the exercise price per Share at which the Shares may be purchased under any Option shall be not less than the simple average of the closing bid and ask prices on such stock exchange or over-the-counter market on the last trading day prior to grant of such Option.

7.	Option Period

The period for exercising an Option shall not extend beyond a period of ten years following the date of grant of the Option. Within such limitation, the period or periods within which an Option or portion thereof may be exercised by a Participant shall be determined in each case by the Board of Directors or the Committee.

8.	Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office, of a subscription in writing signed by the Participant or his legal personal representative and addressed to the Corporation at its head office, stating the intention of the Participant or his legal personal representative to exercise the Option and specifying the number of Shares in respect of which the Option is then being exercised, accompanied by payment in full (by certified cheque or the equivalent thereof acceptable to the Corporation) of the purchase price of the Shares in respect of which the Option is then being exercised. Such subscription shall be substantially in the form annexed hereto as Schedule “A”. The Corporation shall deliver certificates for such Shares as soon thereafter as practicable.

9.	Option Agreement

Options granted shall be evidenced by an agreement substantially in the form annexed hereto as Schedule “B” to be executed by the Corporation and the Participant.

10.	Death or Disability of Participant

In the event of the death or disability of a Participant while the Participant is an officer or employee of the Corporation or a Consultant, or within 120 days following the date on which the Participant ceases to be an officer or employee of the Corporation or a Consultant (other than the cessation of office or employment or engagement as a result of the resignation by the Participant or the discharge of a Participant for cause), the unexercised portion of the Option granted to such Participant may be exercised to the extent that such right to exercise has vested as at the date of

24	Vasogen Inc.

   SCHEDULE A

exercise, by the legal personal representative of such Participant at any time up to and including, but not after, 4:30 p.m. (Toronto time) on the earlier to occur of: (i) the 180th day following the date of such death or disability, and (ii) the date on which the Option would otherwise had expired had the Participant continued as an officer, employee or a Consultant.

11.	Cessation of Office or Employment

(a)	If a Participant ceases to be an officer or employee of the Corporation, or a Consultant: (i) as a result of such Participant’s resignation (other than as provided in clause (b)(i) hereof); or (ii) as a result of being discharged for cause from such office, employment or retainer;

then the Option held by such Participant shall terminate and cease to be exercisable at 4:30 p.m. (Toronto time) on the earliest to occur of (A) the effective date on which the Participant ceased to be an officer or employee of the Corporation or a Consultant, and (B) the date that notice of dismissal from such office, employment or retainer is given to such Participant.

(b)	If a Participant ceases to be an officer or employee of the Corporation or a Consultant: (i) as a result of the Participant’s retirement at the “normal retirement date” (as such is defined by the Committee from time to time and if not so defined, on the day the Participant becomes 65 years of age) or with the consent of the Committee, on the retirement of the Participant prior to the “normal retirement date”; or (ii) as a result of the termination of such Participant’s office, employment or retainer by the Corporation without cause;

then the Participant shall be entitled to exercise the Option until 4:30 p.m. (Toronto time) on the 180th day following the earliest to occur of:(A) the effective date on which the Participant ceased to be an officer of employee of the Corporation or a Consultant, and (B) the date that notice of dismissal from such office, employment or retainer is given to such Participant. The Option will be exercisable to the extent (if any) that the right to exercise the Option shall have vested and accrued at the earlier of the dates set forth in (A) and (B) hereof. In no event shall the Participant (or any legal representative) have the right to exercise the Option subsequent to 4:30 p.m. (Toronto time) on the date of expiry provided for in the original grant of the Option.

(c)	If a Participant ceases to be a member of the Advisory Board for any reason, including death or disability, then the right of the Participant or his legal personal representative to exercise the Option held by such Participant shall terminate at 4:30 p.m. (Toronto time) on the earliest to occur of the date of expiry provided in the original grant of the Option and the first anniversary of the date on which the Participant ceased to be a member of the Advisory Board.

12.	No Additional Rights Conferred

The Participant shall have no rights whatsoever as a shareholder in respect of any of the Shares subject to the Option granted to him (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of the Shares in respect of which the Participant shall have exercised his Option to purchase and which the Participant shall have actually taken up and paid for. Nothing in the Plan nor any Option shall confer upon any Participant any right to continue as an officer or employee of the Corporation, as a Consultant to the Corporation or as a member of the Advisory Board.

13.	Adjustments

If prior to the complete exercise of any Option, there is any change in the character or amount of the Shares as a result of a recapitalization, amalgamation, arrangement, merger, consolidation, stock dividend, subdivision, combination, share exchange, or otherwise, then the Option to the extent that it has not been exercised, shall entitle the Participant upon the future exercise of the Option to purchase the number and kind of securities, subject to the terms of the Option, to which the Participant would have been entitled to receive had the Participant actually owned the Shares subject to the unexercised portion of the Option at the time of such change. The aggregate purchase price payable upon the future exercise of the Option shall be unchanged. If any such event or change shall occur, the number of

Vasogen Inc.	25

SCHEDULE A

Shares reserved for issuance under the Plan shall be similarly adjusted. If any other event shall occur, prior to the complete exercise of an Option granted hereunder and which the Board of Directors or Committee shall determine equitably requires an adjustment to the number or kind of securities which any Participant should be permitted to acquire, such adjustment as the Board of Directors or Committee shall determine may be made.

14.	Change of Control

If a bona fide offer (the “Offer”) for voting and equity shares is made to shareholders of the Corporation generally, or to a class of shareholders of the Corporation which, if Options were exercised, would include Participants, and which Offer, if accepted in whole or in part, would result in the offeror exercising control over the Corporation within the meaning of subsection 1(3) of the Act then, notwithstanding anything to the contrary contained herein, but subject to the other provisions hereof, the Participant shall have the rights set out in this section 14. If the Offer is completed and all of the shares of the Corporation are taken-up and paid for by the offeror, the Participant may, upon written notice to the Corporation, put to the Corporation and the Corporation shall acquire and cancel, the Options (including unvested Options) held by the Participant, and the Corporation shall pay to the Participant the difference between the aggregate exercise price of the Options held by the Participant and the aggregate proceeds which would have been received by the Participant had the Shares issuable on exercise of the Options, been taken-up and paid for by the offeror. If the Offer is completed for only part of the shares of the Corporation, the number of Options (including unvested Options) which the Participant may put to the Corporation shall be ratably reduced and the Options (including unvested Options) held by the Participant which are not put to the Corporation shall continue in full force and effect. If the Offer is not completed and no shares are taken-up and paid for, all Options held by the Participant shall continue in full force and effect in accordance with their original terms.

15.	Non-Assignability

Options granted to Participants hereunder are neither transferable nor assignable and except in accordance with the laws of devolution as provided in sections 10 and 11 hereof, are exercisable only by the Participant.

16.	Decisions of the Committee

All decisions and interpretations of the Committee respecting the Plan but, subject to ratification by the Board of Directors in respect of Options granted under the Plan, shall be binding and conclusive on the Corporation and on all Participants and their respective legal personal representatives and on all persons eligible to participate under the Plan.

17.	Discontinuance of or Amendment to the Plan

(a)	The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders, except that the Board may not (with or without shareholder approval) amend the Plan to provide that the exercise price of an Option may be less than the closing sale price of the Shares on the TSX on the last trading day prior to the grant of such Option.

(b)	Notwithstanding the foregoing, the Corporation will be required to obtain the approval of holders of a majority of shares present and voting in person or by proxy at a meeting of the shareholders of the Corporation for any amendment related to:

i.	the maximum number of Shares reserved for issuance under the Plan;

ii.	a reduction in the Exercise Price for Options held by Insiders;

iii.	an extension to the term of Options held by Insiders; and

iv.	an increase in the 10% limits on grants to Insiders set out in Section 5 and any shareholder approval required in respect of an amendment to increase such limits shall exclude the votes attaching to the Common Shares, if any, held by participants who are Insiders.

26	Vasogen Inc.

   SCHEDULE A

(c)	Unless a Participant otherwise agrees, any amendment to the Plan or an Option shall apply only in respect of Options granted on or after the date of such amendment.

18.  Governing Law

The Plan and all agreements in respect thereof shall be governed by the laws of the Province of Ontario.

Amended by the Board of Directors on February 15, 2008.

Vasogen Inc.	27

SCHEDULE A

SCHEDULE “A” TO EMPLOYEE STOCK OPTION PLAN – 2003 OF VASOGEN INC.

DATE:

Vasogen Inc.
Mississauga, Ontario

Dear Sirs:

Vasogen Inc.
Employee Stock Option Plan – 2003 (the “Plan”)

I refer to the option granted to me by Vasogen Inc. (the “Corporation”) on the           day of ,          , pursuant to the Plan wherein I was granted an option to subscribe for and purchase fully paid and non-assessable common shares in the capital of the Corporation.

In the exercise of my rights under the said option, I hereby subscribe for           fully paid and non-assessable common shares of the Corporation at a price of $      per share in lawful money of Canada, payment for which in the aggregate amount of $      accompanies this subscription.

Will you please cause such shares to be certified and registered as follows:

(Insert full name and address of option holder)

and forward the relevant certificate or certificates to the registered holder at the address shown above.

Yours very truly,

SCHEDULE “B” TO EMPLOYEE STOCK OPTION PLAN – 2003 OF VASOGEN INC.

Date
Dear •:

Attached hereto you will find a copy of the Vasogen Inc. (the Corporation”) Employee Stock Option Plan – 2003 (the “Plan”), which has been approved by the Board of Directors of the Corporation.

This is to advise you that you are entitled to participate in the Plan and subject to the terms hereof and subject to the terms of the Plan, you have been granted an option to purchase    •    common shares in the capital of the Corporation.

1.	The exercise price is $ • per common share.

2.	The Option to purchase the said • common shares shall vest [Vesting Terms].

3.	Your option may be exercised as aforesaid up to but not later than [Expiry Date], on which date your option shall expire, unless terminated earlier in accordance with the terms and conditions of the Plan, a copy of which is annexed hereto and is deemed to be incorporated herein.

4.	As a condition of the grant and exercise of the Option, you agree to comply with the terms of the Plan and with all applicable securities laws and stock exchange requirements, including without limitation, the securities laws applicable if you elect to resell any of the common shares received on exercise of the Option.

5.	All purchases of shares shall be paid for by certified cheque or the equivalent thereof acceptable to the Corporation. No share certificates shall be delivered until payment for such shares has been made in full.

28	Vasogen Inc.

   SCHEDULE A

If you desire to accept this Option, please indicate in the space below. Please note that acceptance does not constitute an exercise of the Option. The Option must be exercised in accordance with the Plan, by completing and submitting a subscription in the form of Schedule “A” annexed to the Plan, together with the required payment.

VASOGEN INC.

By:
President and CEO

I hereby desire to accept the above option and
agree to the terms and the covenants hereinbefore
set forth, including the terms of the Plan.

(Optionee)

Vasogen Inc.	29

SCHEDULE A

SCHEDULE “C” TO EMPLOYEE STOCK OPTION PLAN – 2003 OF VASOGEN INC.

RESTRICTED STOCK AND RESTRICTED STOCK UNITS

1.  Definitions

Terms capitalized in this Schedule C shall have the meanings attributed to them in the Plan and the following definitions shall be applicable to this Schedule C.

(a) “Award” means, individually or collectively, any Restricted Stock or Restricted Stock Unit granted under the Plan.

(b) “Fair Market Value” means, on a given date, (i) if the Shares are listed on the TSX (“TSX”) the closing sales price of the Shares reported on the TSX on such date, or, if there is no such sale on that date, then on the last preceding date on which such a sale was reported; and if not listed on the TSX, the closing sales price of the Shares reported on NASDAQ on such date or, if there is no such sale on such date, then on the last preceding date on which such a sale was reported (ii) if the Shares were not listed on any national securities exchange but are quoted in an inter-dealer quotation system on a last sale basis, the average between the closing bid price and ask price reported on such date, or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or (iii) if the Shares are not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last sale basis, the amount determined by the Committee in good faith to be the fair market value of the Shares.

(c) “Restricted Stock” means Shares issued or transferred to a Participant subject to forfeiture and the other restrictions set forth in Section 2 of this Schedule C to the Plan.

(d) “Restricted Stock Unit” means a hypothetical investment equivalent to one Share granted in connection with an Award made under Section 2 of this Schedule C to the Plan.

2.  Restricted Stock and Restricted Stock Units

(a) Award of Restricted Stock and Restricted Stock Units.

(i) The Board of Directors shall have the authority (A) to grant Restricted Stock and Restricted Stock Units to Participants, as described in paragraph 5 of the Plan, (B) to issue or transfer Restricted Stock to Participants, and (C) to establish terms, conditions and restrictions applicable to such Restricted Stock and Restricted Stock Units, including the Restricted Period, as applicable, which may differ with respect to each grantee, the time or times at which Restricted Stock or Restricted Stock Units shall be granted or become vested and the number of shares or units to be covered by each grant.

(ii) Each Participant granted Restricted Stock shall execute and deliver to the Corporation an Award agreement with respect to the Restricted Stock setting forth the restrictions and other terms and conditions applicable to such Restricted Stock. If the Board of Directors determines that the Restricted Stock shall be held by the Corporation or in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Board of Directors may require the Participant to additionally execute and deliver to the Corporation (A) an escrow agreement satisfactory to the Board of Directors, if applicable, and (B) the appropriate blank stock power with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and stock power, the Award shall be null and void. Subject to the restrictions set forth in Section 2 (b), the Participant generally shall have the rights and privileges of a shareholder as to such Restricted Stock, including the right to vote such Restricted Stock. At the discretion of the Board of Directors, cash dividends and stock dividends with respect to the Restricted Stock may be either currently paid to the Participant or withheld by the Corporation for the Participant’s account, and interest may be credited on the amount of cash dividends withheld at a rate and subject to such terms as determined by the Board of Directors. The cash dividends or stock dividends so withheld by the Board of Directors and attributable to any particular share of Restricted Stock (and earnings thereon, if applicable) shall be distributed to the Participant in cash or, at the discretion of the Board of Directors, in Shares having a Fair Market Value equal to the amount of such dividends and earnings, if applicable, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such cash dividends, stock dividends or earnings.

30	Vasogen Inc.

   SCHEDULE A

(iii) Upon the grant of Restricted Stock, the Board of Directors shall cause a share certificate registered in the name of the Participant to be issued and, if it so determines, deposited together with the stock powers with an escrow agent designated by the Board of Directors. If an escrow arrangement is used, the Board of Directors may cause the escrow agent to issue to the Participant a receipt evidencing any share certificate held by it, registered in the name of the Participant.

(iv) The terms and conditions of a grant of Restricted Stock Units shall be reflected in a written Award agreement. No Shares shall be issued at the time a Restricted Stock Unit is granted, and the Corporation will not be required to set aside a fund for the payment of any such Award. At the discretion of the Board of Directors, each Restricted Stock Unit (representing one Share) may be credited with cash and stock dividends paid by the Corporation in respect of one Share (“Dividend Equivalents”). At the discretion of the Board of Directors, Dividend Equivalents may be either currently paid to the Participant or withheld by the Corporation for the Participant’s account, and interest may be credited on the amount of cash Dividend Equivalents withheld at a rate and subject to such terms as determined by the Board of Directors. Dividend Equivalents credited to a Participant’s account and attributable to any particular Restricted Stock Unit (and earnings thereon, if applicable) shall be distributed in cash or, at the discretion of the Board of Directors, in Shares having a Fair Market Value equal to the amount of such Dividend Equivalents and earnings, if applicable, to the Participant upon settlement of such Restricted Stock Unit and, if such Restricted Stock Unit expires, the Participant shall have no right to such Dividend Equivalents.

(b) Restrictions.

(i) Restricted Stock awarded to a Participant shall be subject to the following restrictions until the expiration of the Restricted Period, and to such other terms and conditions as may be set forth in the applicable Award agreement: (A) if an escrow arrangement is used, the Participant shall not be entitled to delivery of the share certificate; (B) the shares shall be subject to the restrictions on transferability set forth in the Award agreement; (C) the shares shall be subject to forfeiture to the extent provided in Section 2(d) and the applicable Award agreement; and (D) to the extent such shares are forfeited, the share certificates shall be returned to the Corporation, and all rights of the Participant to such shares and as a shareholder with respect to such shares shall terminate without further obligation on the part of the Corporation.

(ii) Restricted Stock Units awarded to any Participant shall be (A) exercisable at any time following the expiration of the Restricted Period, and the satisfaction of any applicable performance goals during such period, to the extent provided in the applicable Award agreement, and to the extent such Restricted Stock Units expire, all rights of the Participant to such Restricted Stock Units shall terminate without further obligation on the part of the Corporation, (B) assignable by the Participant only with the prior written consent of the Corporation, and (C) subject to such other terms and conditions as may be set forth in the applicable Award agreement.

(iii) Subject to Section 17 of the Plan with respect to amendments, the Board of Directors shall have the authority to remove any or all of the restrictions on the Restricted Stock and Restricted Stock Units whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of the Restricted Stock or Restricted Stock Units are granted, such action is appropriate.

(c) Restricted Period. With respect to Restricted Stock and Restricted Stock Units, the Restricted Period shall commence on the date of grant established by resolution of the Board of Directors and end at the time or times set forth on a schedule established by the Board of Directors in the applicable Award agreement.

(d) Delivery of Restricted Stock and Settlement of Restricted Stock Units. Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in Section 2 (b) and the applicable Award agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award agreement. If an escrow arrangement is used, upon such expiration, the Corporation shall deliver to the Participant, or his beneficiary, without charge, the share certificate evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (to the nearest full share) and any cash dividends or stock dividends credited to the Participant’s account with respect to such Restricted Stock and the interest thereon, if any.

Vasogen Inc.	31

SCHEDULE A

Upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Corporation shall deliver to the Participant, or his beneficiary, without charge, one Share for each such outstanding Restricted Stock Unit (“Vested Unit”) and cash equal to any Dividend Equivalents credited with respect to each such Vested Unit in accordance with Section 2(a)(iv) hereof and the interest thereon or, at the discretion of the Board of Directors, in Shares having a Fair Market Value equal to such Dividend Equivalents and interest thereon, if any; provided, however, that, if explicitly provided in the applicable Award agreement, the Board of Directors may, in its sole discretion, elect to (i) pay cash or part cash and part Shares in lieu of delivering only Shares for Vested Units or (ii) delay the delivery of Shares (or cash or part Shares and part cash, as the case may be) beyond the expiration of the Restricted Period. If a cash payment is made in lieu of delivering Shares, the amount of such payment shall be equal to the Fair Market Value of the Shares as of the date on which the Restricted Period lapsed with respect to such Vested Unit.

(e) Stock Restrictions. Each certificate representing Restricted Stock awarded under the Plan shall bear a legend substantially in the form of the following until the lapse of all restrictions with respect to such Shares as well as any other information the Corporation deems appropriate:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN THE EMPLOYEE STOCK OPTION PLAN – 2003 OF VASOGEN INC. AND A CERTAIN RESTRICTED STOCK AWARD AGREEMENT BETWEEN VASOGEN INC. AND THE REGISTERED OWNER OF THIS CERTIFICATE (OR HIS PREDECESSOR IN INTEREST), WHICH PLAN AND AGREEMENT ARE BINDING UPON ANY AND ALL OWNERS OF ANY INTEREST IN SAID SHARES. SAID PLAN AND AGREEMENT ARE AVAILABLE FOR INSPECTION WITHOUT CHARGE AT THE PRINCIPAL OFFICE OF VASOGEN INC. AND COPIES THEREOF WILL BE FURNISHED WITHOUT CHARGE TO ANY OWNER OF SAID SHARES UPON REQUEST.

Stop transfer orders shall be entered with the Corporation’s transfer agent and registrar against the transfer of legended securities.”

32	Vasogen Inc.

SCHEDULE B

SCHEDULE B

APPROVAL OF INCREASE IN NUMBER OF SHARES ISSUABLE UNDER DIRECTOR STOCK OPTION PLAN 2003

RESOLVED THAT

1.	The Director Stock Option Plan 2003 be amended to increase the number of common shares issuable thereunder from 50,000 to 300,000 common shares;

2.	The listing and reservation of an additional 250,000 common shares for issuance under the Director Stock Option Plan 2003 be approved and ratified; and

3.	Any director or officer of the Company is hereby authorized and directed to make such additional conforming changes to the Director Stock Option Plan 2003 and to do all such other acts and things that may be required to give effect to the above amendments to the Director Stock Option Plan 2003.

Vasogen Inc.	33

SCHEDULE C

APPROVAL OF INCREASE IN NUMBER OF SHARES ISSUABLE UNDER DIRECTORS’ DEFERRED SHARE UNIT AND STOCK PLAN

RESOLVED THAT

1.	The Directors’ Deferred Share Unit and Stock Plan (as amended) be further amended to increase the number of common shares issuable thereunder from 125,000 to 625,000 common shares;

2.	The listing and reservation of an additional 500,000 common shares for issuance under the Directors Deferred Share Unit and Stock Plan be approved and ratified; and

3.	Any director or officer of the Company is hereby authorized and directed to make such additional conforming changes to the Directors’ Deferred Share Unit and Stock Plan and to do all such other acts and things that may be required to give effect to the above amendments to the Directors’ Deferred Share Unit and Stock Plan.

34	Vasogen Inc.

SCHEDULE D

CORPORATE GOVERNANCE GUIDELINES

The Company believes that effective corporate governance practices are fundamental to the overall success of a company. Effective June 30, 2005, the Canadian Securities Administrators have adopted National Instrument 58-101 (“NI 58-101”) and the associated National Policy 58-201 (“NP 58-201”) which require the Company to disclose its corporate governance practices. In addition, the Company complies with Multilateral Instrument 52-110 on Audit Committees. See details in the accompanying Management Proxy Circular under the heading “Audit Committee Information”.

Corporate Governance
Disclosure Requirement(1)	Compliance	Comments
1.(a) Disclose the identity of Directors who are independent.	Yes
The Compensation, Nominating, and Corporate Governance Committee has reviewed the independence of each Director on the basis of the definition in section 1.4 of MI 52-110, as amended. A director is “independent” if he or she has no direct or indirect material relationship with the Company. A “material relationship” is one that could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a Director’s independent judgment. The Board has determined, after reviewing the roles and relationships of each of the Directors, that a majority (4 out of 7) of the nominees proposed by Management for election to the Board are independent from the Company. The following nominees have been in the case of Mr. Gregg, Dr. Stiller and Mr. Villforth (or will be, in the case of Mr. Clarke), affirmatively determined to be independent by the Board:

Thomas J. Clarke
Terrance H. Gregg
Calvin R. Stiller
John C. Villforth

This determination was made on the basis that:
(a) they (and their immediate family members) are not and have not been within the last three years an employee or executive officer of the Company except as noted below;
(b) they (and their spouse, minor child, or step child) are not and have not been within the last three years a partner or employee of the Company’s external auditor firm;
(c) they (and their immediate family member) are not and have not been within the last three years an executive officer of an entity of which the Company’s executives served on the Compensation Committee;
(d) they (and their immediate family members) did not receive more than $75,000 in direct compensation from the Company during any 12-month period during the last three years.

Terrance Gregg has been an independent director of the Company since 1999. In 2007, Mr. Gregg acted as the Company’s Interim CEO for a period of less than four months. He performed those services for the Company without any remuneration over and above his remuneration as Chairman of the Board. In the opinion of the Board, and in accordance with Section 1.4(7) of MI 52-110, Mr. Gregg’s status as Interim CEO has not affected his status as an independent director.

(b) Disclose the identity of Directors who are not Independent, and describe the basis for that determination.	Yes	The Compensation, Nominating, and Corporate Governance Committee has determined, after reviewing the roles and relationships of each of the Directors, that the following 3 out of 7 nominees proposed by Management for election to the Board are not independent from the Company: David Elsley, Former President & CEO, Dr. Eldon Smith, Senior Vice President, Scientific Affairs, and Chris Waddick, President and CEO. Dr. Smith and Mr. Waddick are not independent since they are currently executive officers of the Company. Mr. Elsley is not independent since he has been an executive officer of the Company within the last three years.

 (1) Reference is made to the items in Form 58-101F1

Vasogen Inc.	35

SCHEDULE D

Corporate Governance
Disclosure Requirement(1)	Compliance	Comments
(c) Disclose whether or not a majority of the Directors are independent.	Yes	A majority or four of the seven nominees proposed by Management for election to the Board are independent from the Company.

(d) If a Director is presently a Director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the other Director and the other issuer.	Yes	All Directorships with other public entities for each of the nominees are set out in this Management Proxy Circular in the table under the heading “Election of Directors”.

(e) Disclose whether or not the independent Directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent Directors hold such meetings, disclose the number of meetings held during the most recently completed financial year. If the independent Directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent Directors.	Yes	The independent Directors hold meetings as a matter of routine after each non-telephonic Board meeting. These meetings are generally chaired by the Chairman. There were three meetings of the independent Directors in the financial year ended November 30, 2007. Board Committees are entirely composed of independent Directors and they communicate regularly without Management.

(f) Disclose whether or not the chair of the Board is an independent Director, disclose the identity of the independent chair, and describe his or her role and responsibilities.	Yes	Other than for the four-month period when Mr. Gregg acted as Interim CEO, the positions of CEO and Chairman of the Board are split. The Chairman of the Board is independent. The roles and responsibilities of the Chairman include the following:
–  working to ensure a strong, effective, well-balanced and representative composition of the Board and its committees
–  ensuring that committees are working effectively
–  leading the evaluation of the CEO and the review of corporate performance in conjunction with the Chairman of the Compensation, Nominating, and Corporate Governance Committee
– ensuring the Board is receiving timely information of appropriate quality, before, during, and after Board meetings.

(g) Disclose the attendance record of each Director for all board meetings held since the beginning of the most recently completed financial year.	Yes	The Board held 11 minuted board meetings (including teleconference meetings, but not including informal meetings, or committee meetings) in the 2007 financial year. In addition, A record of attendance by Directors at meetings of the Board held during the financial year ended November 30, 2007, is set out in the Management Proxy Circular under “Election of Directors”.

2. Disclose the text of the board’s written mandate.	Yes	The Board has adopted a formal mandate for itself. The mandate of the Board is available on the Company’s website and is also included in the Management Proxy Circular under “Corporate Governance – Mandate of the Board of Directors”. A copy may also be obtained upon request to the Chief Financial Officer of the Company at 2505 Meadowvale Blvd, Mississauga (Ontario) L5N 5S2, telephone (905) 817-2000. The written mandate of the Board of Directors provides that the Board is responsible for the stewardship of the Company including the creation of a culture of integrity, the adoption of a strategic planning process that takes into account, among other things, the opportunities and risks of the business: the identification of the principal risks of the business and the implementation of appropriate systems to manage these risks, succession planning, internal control and management information systems and the Company’s approach to corporate governance.

3.(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	Yes	The Board has developed written position descriptions for the Chairman of the Board, as well as for the Chairman of the Audit Committee and the Chairman of the Compensation, Nominating, and Corporate Governance Committee. Their duties reflect the responsibilities of the committees whose charters are available on the Company’s website.

 (1) Reference is made to the items in Form 58-101F1

36	Vasogen Inc.

   SCHEDULE D

Corporate Governance
Disclosure Requirement(1)	Compliance	Comments
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.	Yes	The position description of the CEO includes the following duties and responsibilities: strategy, leadership, operations, finance, reporting to the Board, and relations with shareholders, employees, and the public. Annual objectives are established for the CEO with the Compensation, Nominating, and Corporate Governance Committee.

4.(a) Briefly describe what measures the board takes to orient new members regarding.

(i) the role of the board, its committees and its Directors, and	Yes	The Board has an orientation and education program in place for new Directors which the Board feels is appropriate having regard to the Company and the current makeup of the Board. Each Director receives relevant corporate and business information on the Company, the Board of Directors, and its Committees. The Directors regularly meet with Management and are given periodic presentations on relevant business issues and developments.

(ii) the nature and operation of the issuer’s business.	Yes

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its Directors.	Yes	Presentations are made to the Board from time to time to educate and keep them informed of changes within the Company and of regulatory and industry requirements and standards.

5. (a) Disclose whether or not the board has adopted a written code for its Directors, officers and employees. If the board has adopted a written code:	Yes	The Company’s Board of Directors has adopted a Code of Conduct applicable to employees and a Code of Conduct applicable to its directors, copies of which are available on the Company’s website or at www.sedar.com. A copy may also be obtained upon request to the Chief Financial Officer of the Company at 2505 Meadowvale Blvd., Mississauga, Ontario L5N 5S2.

(i) disclose how an interested party may obtain a copy of the written code;	Yes
The Compensation, Nominating, and Corporate Governance Committee regularly monitors compliance with the Codes and also ensures that management encourages and promotes a culture of ethical business conduct.

The Company has developed and the Board has approved various corporate policies, including the Disclosure Policy and the Whistleblower Policy.

(ii) describe how the board monitors compliance with its code; and	Yes

(iii) provide a cross-reference to any material change report(s) filed since the beginning of the most recently completed financial year that pertains to any conduct of a Director or executive officer that constitutes a departure from the code.	Yes	The Board has not granted any waiver of the Codes in favour of a Director or executive officer. Accordingly, no material change report has been required or filed.

(b) Describe any steps the board takes to ensure Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or executive officer has a material interest.	Yes	The Compensation, Nominating, and Corporate Governance Committee monitors the disclosure of conflicts of interest by Directors and ensures that no Director will vote nor participate in a discussion on a matter in respect of which such Director has a material interest.

(c) Describe any steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	The Company’s Board of Directors has adopted a Code of Conduct applicable to employees and a Code of Conduct applicable to its directors.

6. (a) Describe the process by which the board identifies new candidates for board nomination.	Yes	This responsibility has been assigned to the Compensation, Nominating, and Corporate Governance Committee, which committee is composed of three Directors, all of whom have been affirmatively determined by the Board to be independent. The purpose of the Compensation, Nominating, and Corporate Governance Committee is, amongst other things, to identify and recommend individuals to the Board for nomination to the Board as members of the Board and its committees.

 (1) Reference is made to the items in Form 58-101F1

Vasogen Inc.	37

SCHEDULE D

Corporate Governance
Disclosure Requirement(1)	Compliance	Comments
(b) Disclose whether or not the board has a nominating committee composed entirely of independent Directors.	Yes

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes	The Charter of the Compensation, Nominating, and Corporate Governance Committee is available on the Company’s website. A copy may also be obtained upon request to the Chief Financial Officer of the Company at 2505 Meadowvale Blvd, Mississauga, Ontario L5N 5S2, telephone (905) 817-2000.

For purposes of filling vacancies on the Board, the Compensation, Nominating, and Corporate Governance Committee would recommend nominees to the Board, review the qualifications of prospective members, and determine their relevance taking into consideration current Board composition and the anticipated skills required to round out the capabilities of the Board.

7. (a) Describe the process by which the board determines the compensation for your company’s directors and officers.	Yes	The Compensation, Nominating, and Corporate Governance Committee reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for non-executive Directors to ensure that such compensation realistically reflects the responsibilities and risks involved, without compromising a Director’s independence. The Committee regularly reviews the compensation practices of comparable companies with a view to align the Company’s non-executive Directors’ compensation with a comparator group median. Directors who are executives of the Company receive no additional remuneration for their services as Directors.

The Board has appointed the Compensation, Nominating, and Corporate Governance Committee and assigned to it responsibility for recommending compensation for the Company’s officers to the Board. CEO compensation is approved by the Committee.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent Directors.	Yes	The Compensation, Nominating, and Corporate Governance Committee comprises three Directors, all of whom have been affirmatively determined by the Board to be independent.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Yes	The Compensation, Nominating, and Corporate Governance Committee Charter is available on the Company’s website (www.vasogen.com). A copy may also be obtained upon request to the Chief Financial Officer of the Company at 2505 Meadowvale Blvd, Mississauga, Ontario L5N 5S2, telephone (905) 817-2000.

The duties and responsibilities of the Compensation, Nominating, and Corporate Governance Committee include reviewing the compensation principles and practices followed by the Company.

(d) If a compensation consultant or advisor has, at any time since the beginning of the most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the Company, state that fact and briefly describe the nature of the work.	Yes	In 2007, the Compensation Committee retained Mercer LLC to conduct a benchmarking survey for purposes of CEO compensation. Mercer LLC has been retained by the Company from time to time on human resources matters.

8. If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Yes.	There are no other standing committees.

 (1) Reference is made to the items in Form 58-101F1

38	Vasogen Inc.

   SCHEDULE D

Corporate Governance
Disclosure Requirement(1)	Compliance	Comments
9. Disclose whether or not the board, its committees and individual Directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.	Yes	The Compensation, Nominating, and Corporate Governance Committee has the responsibility to receive comments from all Directors as to the Board’s performance and report annually to the Board with an assessment of the Board’s performance. The Chairman of the Committee contacts each Director to discuss the Board and Board Committee performance, as well as individual Director performance. The Chairman then reports the results to the Board of Directors. The Compensation, Nominating, and Corporate Governance Committee also monitors the quality of the relationship between management and the Board, in order to recommend ways to improve that relationship.

The most recent annual evaluation showed that the Board, Committees, Board Chair, Committee Chairs and individual Directors were effectively fulfilling their responsibilities.

 (1) Reference is made to the items in Form 58-101F1

Vasogen Inc.	39

Vasogen Inc.

2505 Meadowvale Boulevard
Mississauga, Ontario L5N 5S2
CANADA
Phone: (905) 817-2000
Fax: (905) 569-9231
www.vasogen.com